SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -------------------



                                  SCHEDULE 13D

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No. 1)

                         MARINER POST ACUTE NETWORK INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    698940103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               William W. Chandler
                           Credit Suisse First Boston
                                11 Madison Avenue
                          New York, New York 10010-3629
                                 (212) 325-2911
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 14, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

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Schedule 13D

CUSIP No. 698940103                    13D                   Page 2 of 4 Pages

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit
     2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  |_|
                                                             (b)  |X|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                WC

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e).                                |_|

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                Switzerland

       NUMBER OF     7   SOLE VOTING POWER          16,364,771 shares of Common
         SHARES                                     Stock, par value $0.01
      BENEFICIALLY
        OWNED BY     8   SHARED VOTING POWER        0
          EACH
       REPORTING     9   SOLE DISPOSITIVE POWER     16,364,771 shares of Common
      PERSON WITH                                   Stock, par value $0.01

                     10  SHARED DISPOSITIVE  POWER  0


     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,364,771 shares of Common Stock, par value $0.01

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                       |_|

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             22.21%

     14      TYPE OF REPORTING PERSON
             BK, HC, OO


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This Amendment No.1 to the Schedule 13D (this "Amendment No. 1") amends Items 3,
5 and 7 of the Schedule 13D, dated December 29, 1999 (the "Original Schedule 13D"), filed by the Reporting Person, to reflect a subsequent acquisition of Common Stock by the Reporting Person. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3   is amended by appending the following:

     CSFBM entered into a Transfer Agreement with Chase Equity Securities, LLC ("Chase") dated January 14, 2000, pursuant to which CSFBM acquired an additional 2,589,773 shares of Common Stock of the Company. The acquisition of the Common Stock was made in exchange for (i) payment of aggregate cash consideration of $376,010; (ii) the issuance of an aggregate of 15,040 shares of Preferred Stock; and (iii) a "put option" granted to Chase of the Preferred Stock requiring the New York Branch of the Bank to purchase the Preferred Stock under certain circumstances. The cash consideration came from CSFBM's working capital. As a result of this transaction, CSFBM now owns an aggregate of 16,362,771 shares of Common Stock representing 22.21% of the total outstanding shares of Common Stock.

Item 5.  Interest in Securities of the Issuer.

Item 5 (a-b) is amended by appending the following:

     (a-b) On January 14, 2000, CSFBM acquired an aggregate of 2,589,773 shares of Common Stock of the Company. As of January 19, 2000, CSFBM and the Reporting Person may be deemed to beneficially own and have sole voting power over 16,362,771 shares of Common Stock of the Company, representing 22.21% of the shares of Common Stock outstanding.

Item 7.  Material to be Filed as Exhibits.

Item 7   is amended by appending the following;

Exhibit   Description

B Transfer Agreement, dated as of January 14, 2000 between CSFBM, and Chase Equity Securities, LLC.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2000

                             CREDIT SUISSE FIRST BOSTON,
                             acting solely on behalf of the Credit Suisse First Boston business unit

                                    By: /s/Willaim W. Chandler
                                        ------------------------------
                                    Name:  William W. Chandler
                                    Title: Director



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

                                                                       EXHIBIT B
                              TRANSFER AGREEMENT

                CREDIT SUISSE FIRST BOSTON MANAGEMENT CORPORATION

                                                    Dated as of January 14, 2000

                  CREDIT SUISSE FIRST BOSTON MANAGEMENT CORPORATION, a Delaware corporation ("CSFBM"), hereby agrees with each transferor named on the signature pages hereof (such transferors being referred to individually as a "Transferor" and collectively as the "Transferors") as follows with respect to the transfer of certain interests, rights and obligations described in Section 1.1 below:

                  1.     The Shares.

                  1.1 The Shares. Each Transferor is the owner of the number of shares of common stock, par value $0.01 per share, of Mariner Post Acute Network Inc. (the "Common Stock"), a Delaware corporation (the "Company"), set forth below its name on the signature pages hereto (all such Common Stock hereinafter referred to as the "Shares").

                  1.2 The Transferors. Each of the Transferors hereby agrees, severally and not jointly, to transfer to CSFBM all of the Shares set forth below its name on the signature pages hereto. CSFBM shall not be obligated to accept the transfer of any of the Shares unless the Transferors shall have delivered all of the Shares to be transferred hereunder.

                  2. Closing. The closing (the "Closing") of the transactions contemplated by this Transfer Agreement shall take place as follows:

                  2.1    Transfer of the Shares.

                         (a) On the basis of the representations and
warranties hereinafter set forth, each of the Transferors hereby shall, at the Closing, transfer to CSFBM, and CSFBM shall accept the transfer from each of the Transferors of, the Shares set forth below the respective names of the Transferors on the signature pages hereto, for aggregate consideration (the "Consideration") consisting of (i) $376,010 (the "Cash Consideration"); (ii) 15,040 shares of 9.75% Redeemable Preferred Stock of CSFBM, par value $1.00 per share (the "Preferred Stock"), to be issued under and entitled to the benefits of a Certificate of Designation, a copy of which has heretofore been delivered to Transferor (the "Certificate"); and (iii) a put option on the terms described in the Put Option Agreement dated as of January 14, 2000 by and between the New York Branch of Credit Suisse First Boston and the Transferors (the "Put Option"). The consideration for the Shares set forth below the name of each Transferor on the signature pages hereto is the aggregate consideration for all of the Shares transferred by each respective Transferor.


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                        (b) At the Closing, in order that the Shares be
transferred to CSFBM, each of the Transferors will deliver to the Company certificates representing such Transferor's Shares, appropriate stock powers and any instruments required by the terms of the Shares as necessary to effect the valid transfer of ownership of the Shares against receipt by such Transferor of its respective portion of (i) the Cash Consideration in federal (same day) funds by wire transfer to an account at a bank designated by such Transferor, (ii) certificates representing the Preferred Stock and (iii) the Put Option. The Closing will take place at the offices of Shearman & Sterling, 599 Lexington Avenue, New York, New York 10022, at 9:00 a.m., New York time, simultaneously with the execution of this Transfer Agreement (the "Closing Date").

                  2.2 Public Disclosures. Each of the parties will take all reasonable actions necessary to keep each other party's identity confidential and will not disclose each party's identity or the substance of the transactions contemplated herein in any public announcement, governmental filing, registration or otherwise without each other party's prior written consent except to the extent required under the party's disclosure obligations under Section 13 of the Securities Exchange Act of 1934, as amended. If such disclosure is so required, the disclosing party will give written notice to each other party describing in reasonable detail the proposed content of such disclosure and will afford each other party in good faith an opportunity to suggest modifications in the form and substance of such proposed disclosure prior to making such disclosure.

                  3. Common Representations and Warranties. CSFBM and the Transferors, severally and not jointly, represent, warrant and covenant to the other party hereto as follows:

                  3.1 Organization. CSFBM, on its behalf, represents that it is a corporation duly incorporated under the laws of the State of Delaware, and each of the Transferors, on its behalf, represents that it is a duly formed corporation or partnership under the laws of its respective jurisdiction of incorporation or formation, as the case may be, and each of CSFBM and the Transferors (i) is validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, as the case may be; (ii) has the necessary power and authority, either corporate or partnership, as the case may be, for the conduct of its business as presently conducted; and (iii) is duly qualified to transact business and is in good standing in each jurisdiction in which the nature of the business transacted or property owned or leased by it requires such qualification, except, in the case of (ii) or (iii) above, for such power and authority, either corporate or partnership, as the case may be, the absence of which, or such jurisdictions where the failure to so qualify, would not have a material adverse effect on its consolidated business, assets, results of operations or condition, financial or otherwise (a "Material Adverse Effect").

                  3.2 Authorization; Valid and Binding Agreements. Each has the requisite power and authority, either corporate or partnership, as the case may be, to enter into, execute or deliver this Transfer Agreement and the other agreements, instruments, documents and other materials to which it is a party to be entered into, executed or delivered in connection herewith (collectively, the "Implementing Agreements") and to transfer the Shares or to issue and sell the shares of Preferred Stock and to deliver the Cash Consideration, as the case may be, all as contemplated herein and to


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consummate the transactions contemplated hereby and thereby (collectively, the
"Transactions") and to perform all of its respective obligations and undertakings hereunder and thereunder. The execution, delivery and performance of each of the Implementing Agreements has been duly authorized and each of the Implementing Agreements will constitute, upon execution and delivery, a valid and legally binding obligation of such party enforceable against it in accordance with its terms subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

                  3.3 No Violation. Neither the execution and delivery by it of the Implementing Agreements, nor the performance of its obligations under the Implementing Agreements, nor the consummation of the Transactions, will (i) violate any provision of its constitutional documents; (ii) violate any material statute or law or any judgment, decree, order, regulation or rule of any court or governmental authority to which it or any of its properties may be subject;
(iii) cause the acceleration of the maturity of any material debt or obligation of it; or (iv) (with or without the giving of notice or lapse of time, or both) violate, or be in conflict with, or constitute a default under, or permit the termination of, or require the prior approval or consent of (or filing with) any governmental authority or person under, or result in the creation of any lien upon any of its property under, any material agreement to which it is a party or by which it is bound.

                  3.4 Private Offering. No securities of the same class as the Shares or shares of Preferred Stock have been issued and sold by it within the six-month period immediately prior to the date hereof, except, in the case of shares of Preferred Stock, shares issued on December 20, 1999 in connection with the acquisition of Shares of the Company. Each party hereto agrees that neither it nor anyone acting on its behalf has or will offer the Shares or shares of Preferred Stock, as the case may be, so as to bring the transfer or the issuance and sale thereof, as the case may be, within the provisions of Section 5 of the Securities Act of 1933, as amended (the "Securities Act").

                  3.5 Investment Representations. Each party hereto represents that it is receiving the transfer of all of the Shares or is acquiring the shares of Preferred Stock, as the case may be, pursuant to the terms hereof for its own account. Each party hereto further represents that (i) it has authority to make the representations contained in this Article 3; (ii) it is an institutional "accredited investor" within the meaning of Rule 501 (a)
(1), (2), (3) or (7) under the Securities Act; (iii) it is acquiring all of the Shares or shares of Preferred Stock, as the case may be, to be transferred or sold to it hereunder for investment purposes and with no view or intention to offer for sale or to make distributions of any of the Shares or shares of Preferred Stock, as the case may be, in a manner which would violate federal or state securities laws; (iv) it acknowledges and understands that the Shares or shares of Preferred Stock, as the case may be, to be transferred or sold to it pursuant to this Transfer Agreement (x) will not be registered under the Securities Act or qualified under state securities laws and that no party has any obligation whatsoever to register or qualify the Shares or shares of Preferred Stock, as the case may be, now or at any time in the future, (y) are being transferred to it in reliance on its representations and warranties contained in this Section 3.5 pursuant to a transaction that is exempt from the registration requirements of the Securities Act, and (z) cannot be offered, sold or otherwise transferred except pursuant to an exemption from the


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registration requirements of the Securities Act or pursuant to an effective registration statement under the Securities Act; and (v) it has conducted its own investigation and/or appraisal and in connection therewith has received such financial and other information about the Company or CSFBM, as the case may be, as it has deemed necessary in connection with its execution and delivery of this Transfer Agreement and the transfer to or acquisition by it of the Shares or shares of Preferred Stock, as the case may be.

                  3.6 Other Acknowledgments. Each party represents, acknowledges and confirms as of the date of this Transfer Agreement with respect to the Transactions or when agreeing to any other matter with such party (or any affiliate thereof) that it is acquiring the Shares or shares of Preferred Stock, as the case may be, for investment purposes and not with a view to or for a resale in connection with any distribution of the shares of Preferred Stock and that it has not (i) entered into any agreement, contract, binding commitment or understanding to offer, sell, transfer or otherwise dispose of any of the shares of the Preferred Stock either currently or after the passage of a fixed or determinable period of time or upon the occurrence or non-occurrence of any predetermined event or circumstance or (ii) offered for sale or entered into any negotiations or discussions for the sale or transfer of any of such shares of Preferred Stock.

                  3.7 Independent Parties. There is no agency or partnership between CSFBM, on the one hand, and any of the Transferors, on the other hand, and each has a valid business purpose independent of the other to enter into transactions contemplated hereby.

                  4. Additional Representations by the Transferors. Each Transferor, severally and not jointly, represents, warrants and covenants to CSFBM as to itself as follows:

                  4.1 Documentation; Title to Shares; Encumbrances. Such Transferor has provided to CSFBM copies of such documents and other material and information as has been requested by CSFBM and all such documents, materials and the information contained therein are true and correct in all material respects. Such Transferor has good and valid title to all of the Shares to be transferred by it pursuant hereto. Upon the transfer of such Shares to CSFBM in accordance with the terms hereof, such Transferor will transfer to CSFBM good and valid title to the Shares, free and clear of all liens, claims and encumbrances created by the Transferor.

                  4.2 Investment with "Plan Assets". Such Transferor is not acquiring the shares of Preferred Stock to be acquired by it hereunder directly or indirectly with "plan assets" within the meaning of Department of Labor Regulation 29 C.F.R. Section 2510.3-101.

                  5. Additional Representations by CSFBM. CSFBM hereby represents, warrants and covenants to the Transferors as follows:

                  5.1 Preferred Stock. The shares of Preferred Stock to be issued to the Transferors pursuant to this Agreement will be duly authorized, executed and delivered by CSFBM pursuant to the Certificate of Designations therefor and as filed with the Secretary of State of the State of


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Delaware and when paid for through the exchange of Shares as contemplated herein, will be validly issued, fully paid and non-assessable and not subject to any pre-emptive rights and, when issued and paid for as contemplated herein, will be free and clear of all liens, claims and encumbrances created by CSFBM.

                  5.2 Documentation. CSFBM has provided to the Transferors copies of such documents and other material and information as has been requested by the Transferors and all such documents and the information contained therein are true and correct in all material respects.

                  6.   Acknowledgments; Covenants.

                  (a) The Transferors hereby acknowledge that CSFBM and its affiliates have had access to certain information (the "Information") which may be material regarding CSFBM, its financial condition, results of operations, management, projections and businesses. The Transferors acknowledge that CSFBM has offered the Information to the Transferors and that the Transferors have refused that offer and therefore agree that CSFBM shall have no obligation to disclose to the Transferors any of the Information. The Transferors further acknowledge that they have conducted their own investigation, to the extent that they have determined necessary or desirable regarding CSFBM and the transactions contemplated hereby, and that the Transferors have determined to enter into and complete this transaction based on, among other things, such investigation. In connection with the foregoing, and to the fullest extent permitted by law, the Transferors hereby waive and release any and all claims they may have against CSFBM or their affiliates and its respective officers, directors and employees by reason of such nondisclosure of the Information.

                  (b) CSFBM hereby repeats the acknowledgment appearing in (a) above, mutatis mutandis, with respect to certain information known to the Transferors, which may be material regarding the Company, its financial condition, results of operations, management, projections and business.

                  (c) Each of the Transferors agree to provide a release or termination letter with respect to its interest in any stockholders' or similar agreement relating to the Shares to be acquired by CSFBM hereunder.

                  7. _ Consent to Transfers; Minimum Number of Shares,
Notice of Proposed Transfers. The shares of Preferred Stock issued hereunder may be transferred only with the consent of CSFBM; provided, however, that no such consent shall be required in the case of any transfer of such shares from one of the Transferors (or any of their respective affiliates) to an affiliate of such Transferor. CSFBM shall respond as promptly as reasonably practicable to any request for such consent hereunder. Any attempted transfer of shares of Preferred Stock in violation of the other terms of this Section 7 shall be null and void. In addition, any transfer of such shares issued hereunder shall involve the transfer of at least the lesser of (i) 20,000 shares of Preferred Stock and (ii) all such shares of Preferred Stock held by the particular transferor, as the case may be. As used in this Section 8, (i) the term "transfer" encompasses (x) any offer, pledge, sale, contract to sell, the


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sale of any option or contract to purchase, the purchase of any option or contract to sell, the grant of any option, right or warrant to purchase, transfer, or other disposition of any securities referred to herein or any securities convertible into or exercisable or exchangeable for the securities referred to herein and (y) entering into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any of the securities referred to herein (regardless of whether any transaction described in clause (x) or (y) is to be settled by the delivery of the securities referred to herein, or such other securities, in cash or otherwise) and (ii) the term "affiliate" shall have the meaning ascribed to it in Rule 144 under the Securities Act.

                  8. Expenses, Etc. All reasonable fees and expenses incurred by the Transferors and CSFBM in connection with this Transfer Agreement, the Implementing Agreements and the transactions contemplated hereby and thereby shall be paid by CSFBM. The Transferors shall provide detailed support therefor (including lawyers involved, hours billed, rates, etc.) and if it appears reasonably likely that such amount shall exceed $50,000, the Transferors must give written notice to CSFBM to this effect prior to incurring expenses in excess of such amount. The agreement of the parties in this Section 8 shall survive the payment for or transfer of any of the Shares or shares of Preferred Stock.

                  9. Counterparts. This Transfer Agreement may be executed in two or more counterparts, but all such counterparts shall constitute but one and the same instrument.

                  10. Survival of Covenants. All covenants, agreements, representations and warranties made by the parties in the Implementing Agreements shall survive indefinitely any investigation made by, or on behalf of, CSFBM, the Transferors or any person controlling any of them or acting on their behalf, and the Closing of the transactions contemplated hereby and thereby.

                  11.  Law Governing. THIS TRANSFER AGREEMENT SHALL BE
GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CHOICE OF LAW PRINCIPLES THEREOF.

                  12.  Integration and Severability. The Implementing
Agreements embody the entire agreement and understanding between the Transferors and CSFBM with respect to the subject matter hereof, and supersedes all prior agreements and understandings relating to the subject matter hereof. In case any one or more of the provisions contained in this Transfer Agreement or in any instrument contemplated hereby, or any application thereof, shall be invalid, illegal or unenforceable in any respect, under the laws of any jurisdiction, the validity, legality and enforceability of the remaining provisions contained herein and therein, and any other application thereof, shall not in any way be affected or impaired thereby or under the laws of any other jurisdiction.

                  13.  Binding Effect; Assignment; Third Party
Beneficiaries. This Transfer Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, assigns, heirs, executors, administrators and other legal representatives. At any time or


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from time to time following the Closing, CSFBM shall be permitted to assign any and all of its rights and obligations hereunder to any affiliate of CSFBM; provided, however, that, at the time of any such assignment, the overall financial condition and prospects of such affiliate shall be at least comparable to that of CSFBM; provided, further, however, that such affiliate shall assume in writing all of the obligations and duties of CSFBM hereunder), and thereafter any and all references herein to CSFBM shall refer to such affiliate. Except as set forth in the preceding sentence, no party shall assign any of its rights or delegate any of its duties under this Transfer Agreement (by operation of law or otherwise) without the prior written consent of CSFBM or holders of a majority of the shares of Preferred Stock outstanding and acquired hereunder at the time of such proposed assignment, as applicable. Any assignment of rights or delegation of duties under this Transfer Agreement by a party without the prior written consent of the other party or parties, if such consent is required hereby, shall be void.


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                  If the foregoing is in accordance with your understanding, please sign and complete the enclosed copy of this letter on the signature page provided and return it to CSFBM, whereupon this letter shall then become a binding agreement in accordance with its terms.

                                                  Very truly yours,

                                                  CREDIT SUISSE FIRST BOSTON
                                                  MANAGEMENT CORPORATION

                                                  By: /s/Chung W. Chey
                                                      -----------------------
                                                        Name:  Chung W. Chey
                                                        Title: Attorney-in-fact


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

                        TRANSFER AGREEMENT SIGNATURE PAGE

                  The undersigned hereby agrees to transfer the Shares as set forth below and agrees to the manner of payment specified below:

TRANSFEROR: CHASE EQUITY ASSOCIATES, LLC (formerly Chase Equity
Associates, L.P.)

By CHASE CAPITAL PARTNERS,

      as Manager

By: [signature illegible]
    --------------------------
       Name:
       Title:

Address: 380 Madison Avenue
         12th Floor
         New York, NY 10017

SHARES TO BE TRANSFERRED:        1,330,513 shares (Certificate No.  PHN 0466)
                                   666,667 shares (Certificate No.  PHN 0092)
                                     6,724 shares (Certificate No.  PHN 0359)
                                    10,765 shares (Certificate No.  PHN 0360)
                                   180,109 shares (Certificate No.  PHN 0361)
                                    13,247 shares (Certificate No.  PHN 0412)
                                    21,530 shares (Certificate No.  PHN 0413)
                                   360,218 shares (Certificate No.  PHN 0414)

CONSIDERATION:

Cash Consideration:  $376,010

Shares of Preferred Stock: 15,040

MANNER OF PAYMENT: Wire Transfer

Chase Manhattan Bank
401 Madison Avenue
New York, NY 10017
ABA No.  02100021

   For the a/c of:
         Chase Equity Associates, L.P.
         A/C No: 006-070949



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